U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC  20549

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

___    Check box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

1.  Name and Address of Reporting         Reynolds, David P.
Person                                    9217 Avalon Valley Road
                                          Charlotte, NC  28277

2.  Issuer Name and Ticker or Trading     Network Systems
Symbol                                    International, Inc.
                                          (NESI)

3.  IRS Number of Reporting Person,
if an Entity (Voluntary)

4.  Statement for Month/Year:             December, 1997

5.  If Amendment, Date of Original        N/A

6.  Relationship of Reporting Person      Director
to Issuer
     (Check all applicable)

7.  Individual or Joint/Group Filing      _x__ Form filed by one
(Check applicable line)                   Reporting Person ___
                                          Form filed by more than
                                          one Reporting Person.

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.  Title of Security                     Common Stock

2.  Transaction Date  (Month/Day/Year)    December 22, 1997

3. Transaction Code  (Instr. 8)           Code:   G
                                          V:

4.  Securities Acquired (A) or Disposed   Amt:         5,000
of (D)
                                          (A) or (D)   A
                                          Price:       $8.00

5.  Amount of Securities Beneficially
Owned at                                  5,019
End of Month
6.  Ownership form:  Direct (D) or        D
Indirect (I)

7.  Nature of Indirect Beneficial
Ownership:

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security                             N/A

2.  Conversion or Exercise Price of
Derivative Security

3.  Transaction Date (Month/Day/Year)

4.  Transaction Code                         Code:

                                             V:

5.  Number of Derivative Securities          (A)
Acquired (A) or Disposed of (D)
                                             (D)

6.  Date Exercisable and Expiration Date     Date
   (Month/Day/Year)                          Exercisable

                                             Expiration
                                             Date

7.  Title and Amount of Underlying           Title
Securities

                                             Amount
                                             or Number
                                             of Shares

8.  Price of Derivative Security:

9.  Number of Derivative Securities
Beneficially Owned at End of Month:

10.  Ownership Form of Derivative
Security:  Direct (D) or Indirect (I)

11.  Nature of Indirect Beneficial
Ownership



/s/ David P. Reynolds
Signature of Reporting Person

Date:   01/05/98